Exhibit 99.1

October 08, 2021	510 Burrard St, 3rd Floor
Vancouver BC, V6C 3B9
www.computershare.com

To:	All Canadian Securities Regulatory Authorities

NASDAQ Exchange

Subject: ABSOLUTE SOFTWARE CORPORATION

Dear Sir/Madam:

We advise of the following with respect to the upcoming Meeting of Security Holders for the subject Issuer:

Meeting Type :	Annual General Meeting
Record Date for Notice of Meeting :	November 04, 2021
Record Date for Voting (if applicable) :	November 04, 2021
Beneficial Ownership Determination Date :	November 04, 2021
Meeting Date :	December 14, 2021
Meeting Location (if available) :	Vancouver
Issuer sending proxy related materials directly to NOBO:	Yes
Issuer paying for delivery to OBO:	Yes

Notice and Access (NAA) Requirements:
NAA for Beneficial Holders	No
NAA for Registered Holders	No

Voting Security Details:

Description	CUSIP Number	ISIN
COMMON	00386B109	CA00386B1094

Sincerely,

Computershare

Agent for ABSOLUTE SOFTWARE CORPORATION